BINDING LETTER OF INTENT


     When signed by each party hereto as set forth hereunder this shall constitute a binding Letter of Intent entered into by, between and amongst the undersigned entities, under which these entities shall agree to and abide by the terms and conditions set forth in this Letter of Intent and to negotiate in good faith a more definitive contract to follow this Letter which shall incorporate, in addition to these terms and conditions, such other terms and conditions as are necessary to carry out the intent of the parties as evidenced herein.

                              TERMS AND CONDITIONS

     1. NELX, Inc., ("NELX"), a Kansas corporation, registered with the U.S. Securities and Exchange Commission, under Sec. 12(g) of the Securities Exchange Act of 1934, shall acquire all of the common stock of Lincoln Aztec Corporation ("LAC"), in exchange for shares of common stock of NELX under the terms of the attached Agreement and Plan of Reorganization, contingent upon LAC achieving a private placement of not less than $500,000 and up to $750,000 prior to closing, and having acquired Powers Elevation Co., Inc.

     2. A formal contract substantially in the form attached hereto as Exhibit "A" shall be agreed between the parties within ten days hereafter which shall not become effective until the contingencies contained herein have been satisfied. The parties agree to provide full disclosure of financial information of each entity, and understand that SEC regulations may require certain audits for properties or assets being acquired and such will be a condition of the resulting contract.

     3. During the pendency of the Letter of Intent NELX will make available all books and records pertinent to operations at reasonable times.

     4. NELX will provide LAC all SEC reports filed during pendency of the Contract or Letter of Intent.

     5. LAC, or its shareholders, will not take NELX common stock with the intent of distribution, but will accept such stock for investment purposes only.

     6. LAC and its principals, will cooperate in any required SEC filing required regarding the transaction.

     7. NELX existing shareholders will retain any interests in the Gulf of Mexico, East Main Pass Blocks 253 & 254 it may own and spin same off to its shareholders.

     8. The parties will maintain all operations during pendency of this Letter of Intent or Contract.

     9. LAC will provide monthly operating reports & statements of Powers Elevation Co., Inc. to NELX.

     10. LAC shareholders will be entitled to piggyback registration rights when NELX files any other registration statement for its common stock. NELX will be responsible for all registration expenses, (registration to be done by NELX's designated attorneys), except underwriters' or brokers' discounts and commissions.

     11. The letter of intent shall terminate on February 15, 1997, if the contract with LAC and NELX has not been completed (unless extended by agreement of the parties) or the contingencies set forth in paragraph one have not been met.

     12. In the event of a dispute under this letter, the parties agree to negotiate in good faith, to resolve the matter in a timely manner.

     13. LAC and NELX agree that the shares issuable to LAC shall include 250,000 shares to be paid as part of a finders fee to M.A. Littman, to be issued as S-8 Registered shares, at the time of issuance of the shares to LAC pursuant to the appraisal of the acreage called for in the contract.

     This document shall be acceptable when executed in counterparts.

NELX, Inc.                                 Lincoln Aztec Corporation


by:                                        by:
   ----------------------------                 -------------------------------
         President                                       Title: